Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                                 Craig A. Stoner
                                                               Felicity Tompkins
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada



August 3, 2005



H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      GALAXY ENERGY CORPORATION
         REGISTRATION STATEMENT ON FORM S-3 FILED JUNE 30, 2005
         FILE NO. 333-126310

Dear Mr. Schwall:

Galaxy Energy Corporation ("Galaxy") is in the process of preparing Amendment No. 1 to the registration statement on Form S-3, File No. 333-126310. Pursuant to Rule 429, Galaxy intends that the prospectus contained therein will be a combined prospectus for all of its prior offerings. Several of the selling stockholders listed in this registration statement are selling stockholders in an earlier registration statement. By combining the prospectuses, there will be less confusion in complying with prospectus delivery requirements.

Please advise the undersigned promptly if this presents a problem. Also, please contact the undersigned if you have any further questions.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Cc:      Galaxy Energy Corporation
         Wheeler Wasoff, P.C.
         Hein & Associates LLP